SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Select Medical Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

816196 10 9

(CUSIP Number)

February 12, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816196 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thoma Cressey Fund VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,497,602 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,497,602 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,497,602 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thoma Cressey Fund VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,497,602 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,497,602 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,497,602 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thoma Cressey Equity Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,497,602 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,497,602 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,497,602 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
(a)	Name of Issuer Select Medical Corporation
(b)	Address of Issuer's Principal Executive Offices 4716 Old Gettysburg Road Mechanicsburg, PA 17055

Item 2.
(a)

Name of Person Filing
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"):

Thoma Cressey Fund VI, L.P.,
Thoma Cressey Friends Fund VI, L.P.,
Thoma Cressey Equity Partners, Inc.,

or collectively, the "Reporting Persons."  The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2003, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.  Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office of each of the Reporting Persons is 233 Wacker Drive, 92nd Floor, Chicago, IL 60606.
(c)

Citizenship
Thoma Cressey Fund VI, L.P. and Thoma Cressey Friends Fund, L.P. are limited partnerships organized under the laws of the state of Delaware.  Thoma Cressey Equity Partners, Inc. is a corporation organized under the laws of the state of Delaware.

(d)	Title of Class of Securities Common Stock, par value $.01 per share.

(e) CUSIP Number 816196 10 9

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Schedule is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c) and, therefore, none of the above are applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:
As of December 31, 2002, Thoma Cressey Fund VI, L.P. ("Fund VI") was the direct beneficial owner of 3,462,859 shares (the "Fund VI Shares").  Thoma Cressey Equity Partners, Inc. ("TCEP") is the general partner of TC Partners VI, L.P., which is the general partner of Fund VI and thus, TCEP may be deemed to be the indirect beneficial owner of the Fund V Shares.  TCEP disclaims beneficial ownership of the Fund V Shares.  Thoma Cressey Friends Fund VI, L.P. ("Friends VI") has the same general partner as Fund VI and thus may be deemed to be the indirect beneficial owner of the Fund VI Shares.  Friends VI disclaims beneficial ownership of the Fund VI Shares.

As of December 31, 2002, Friends VI was the direct beneficial owner of 34,625 shares (the "Friends VI Shares").  TCEP is the general partner of TC Partners VI, L.P., which is the general partner of Friends VI and thus, TCEP may be deemed to be the indirect beneficial owner of the Friends VI Shares.  TCEP disclaims beneficial ownership of the Friends VI Shares.  Fund VI has the same general partner as Friends VI and thus may be deemed to be the indirect beneficial owner of the Friends VI Shares.  Fund VI disclaims beneficial ownership of the Friends VI Shares.

As of December 31, 2002, TCEP was the direct beneficial owner of 118 shares (the "TCEP Shares").  TCEP is the general partner of TC Partners VI, L.P., which is the general partner of Fund VI and Friends VI and thus, Fund VI and Friend VI may be deemed to be the indirect beneficial owner of the TCEP Shares.  Fund VI and Friends VI disclaim beneficial ownership of the TCEP Shares.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.  Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

(b)

Percent of class:
7.5%.  All ownership percentages of the securities reported herein are based upon 46,667,205 shares of Common Stock outstanding as of October 31, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2002 for the fiscal quarter ended September 30, 2002.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote (see Item 4(a)): -0-
(ii) Shared power to vote or to direct the vote (see Item 4(a)): 3,497,602
(iii) Sole power to dispose or to direct the disposition of (see Item 4(a)): -0-
(iv) Shared power to dispose or to direct the disposition of (see Item 4(a)): 3,497,602

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2003

THOMA CRESSEY FUND VI, L.P.

By:	TC Partners VI, L.P.
Its:	General Partner

By:	Thoma Cressey Equity Partners, Inc.
Its:	General Partner

By:	/s/ Bryan C. Cressey
Bryan C. Cressey, Principal

THOMA CRESSEY FRIENDS FUND VI, L.P.

By:	TC Partners VI, L.P.
Its:	General Partner

By:	/s/ Bryan C. Cressey
Bryan C. Cressey, Principal

THOMA CRESSEY EQUITY PARTNERS, INC.

By:	Bryan C. Cressey
Its:	Principal

/s/ Bryan C. Cressey
Bryan C. Cressey